UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd

No.1018 Haihe Road, Dushangang Town

Pinghu City, Jiaxing

Zhejiang Province, China 314205

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On February 4, 2025, Huachen AI Parking Management Technology Holding Co., Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with  Benjamin Securities, Inc., as the representative of the underwriters listed on Schedule 1 thereto, in connection with the initial public of 1,500,000 ordinary shares, par value $0.00000125 per share, of the Company (the “Ordinary Shares”) at an offering price of $4.00 per share (the “Public Offering Price”).

Pursuant to the Underwriting Agreement, the Company also granted the underwriters a 45-day option to purchase up to 225,000 Ordinary Shares at the Public Offering Price, less the underwriting discount, to cover over-allotment, if any (the “Over-Allotment Option”).

On March 7, 2025, the underwriters fully exercised the Over-Allotment Option to purchase an additional 225,000 Ordinary Shares. The Company received $713,500 in net proceeds from the exercise of the Over-Allotment Option, after deducting underwriting discounts and other estimated expenses payable by the Company. The closing of the Over-Allotment Option took place on March 11, 2025.

On March 11, 2025, the Company also issued the underwriters warrants to purchase up to 11,250 Ordinary Shares.

The Company issued a press release on March 11, 2025, announcing the closing of the Over-Allotment Option. Copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Huachen AI Parking Management Technology Holding Co., Ltd Announces Full Exercise of the Underwriters’ Over-Allotment Option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huachen AI Parking Management Technology Holding Co., Ltd

Date: March 11, 2025	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

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